Exhibit 21.1

SUBSIDIARIES OF LOUD TECHNOLOGIES INC.
As of December 31, 2003

Subsidiary	State of Incorporation or Country in which Organized
Acuma Labs Inc.	Canada
Class A, s.ro.	The Czech Republic
LOUD Technologies (Europe) Plc.	UK
Mackie Designs (Deutschland) GmbH	Germany
Mackie Designs (France) S.A.	France
Mackie Designs Inc.	Washington, U.S.A
Mackie Designs (Netherlands) B.V.	The Netherlands
SIA Software Company, Inc.	New York, U.S.A.